January 14, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Stephen Krikorian

Re:	Pervasive Software Inc.

Form 10-K for the Fiscal Year Ended June 30, 2008

Forms 8-K filed on July 22, 2008, October 2, 2008, and October 21, 2008

Definitive Proxy Statement on Schedule 14A Filed October 8, 2008

File No. 000-23043

Dear Mr. Krikorian:

On behalf of Pervasive Software Inc. (“Pervasive” or the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 30, 2008, relating to the above-referenced filings.

In this letter, we have recited the comments from the Staff in bold and italics type and have followed each comment with Pervasive’s response.

Form 10-K For Fiscal Year Ended June 30, 2008

Business

Sales and Marketing, page 8

1.	Provide the information required by Item 101(c)(1)(vii) of Regulation S-K in regard to your dependence upon a few, or a single customer, or provide a cross reference to where you do discuss it. We note the disclosure in the risk factor entitled “A Small Number of Distributors and Sales Related to Accounting Software Applications Account for a Significant Percentage of our Revenues,” on page 17 that sales to AG-TECH accounted for approximately 13% of your revenues in 2008. Discuss the material provisions of your agreement with AG-TECH. File the agreement as an exhibit, or provide an analysis as to why the agreement does not need to be filed under Item 601(b)(10) of Regulation S-K.

January 14, 2009

In future filings, the Company will include the following information required by Item 101(c)(vii) of Regulation S-K in regard to the Company’s relationship with AG-TECH: “We depend on our joint venture with AG-TECH for the distribution of our Database products in Japan. In fiscal 2009, revenue attributable to the agreement with AG-TECH accounted for     % of our revenues.”

The material provisions of the Company’s agreement with AG-TECH include the following: the agreement is a standard distributorship agreement whereby AG-TECH sells and distributes the Company’s products in Japan, the agreement has been extended until June 30, 2012, the agreement contains standard pricing provisions and termination provisions. The Company has not filed this agreement as an exhibit because the Company has concluded that the agreement is not a material contract under Item 601(b)(10) as it is the kind of contract that ordinarily accompanies software businesses and was therefore entered into in the ordinary course of business and does not fit into any of the categories of Item 601(b)(10)(ii)(A) through (D). Specifically the Company believes that Item 601(b)(10)(ii)(B) does not apply to this agreement because the Company is not “substantially dependent” as only 13% of the Company’s revenue in fiscal 2008 were generated from the agreement and an amount even less (11%) was generated in fiscal 2007. The Company also anticipates that percentage of revenue attributable to the relationship with AG-TECH will be lower in fiscal 2009 than in fiscal 2008. The Company further believes that while there would be costs associated with securing a new distributorship agreement in the event the agreement with AG-TECH does not extend past 2012, the Company does not believe replacing the agreement with another distributor would cause substantial harm to the Company.

Proprietary Rights, page 12

2.	We note the disclosure in the risk factor entitled “We Depend on Third-Party Technology in our Products,” on page 18 that you rely upon certain licenses from third parties. Discuss the importance, duration and effect of any material patents, trademarks, licenses, franchises and concession held. Refer to Item 101(c)(1)(iv) of Regulation S-K.

While the Company does depend on third party technology in its products, none of the patents, trademarks, licenses, franchises or concessions held are, on a stand alone basis, material to the Company’s products. The Company has included this risk factor on page 18 to alert its investors to the potential costs of replacing or delays caused by not obtaining such

January 14, 2009

third party technology on the current terms and conditions but the loss of any one such component of third party technology would not in and of itself be a material event for the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

3.	We note that your disclosure is duplicative of information found in the Business section. Please supplement your overview to provide a balanced, executive level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This discussion should include insight into not only material opportunities, but also material challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350 (Dec. 29, 2003).

The Company would propose to revise the Overview section of the Management’s Discussion and Analysis in future filings with text similar to the text included as Exhibit A to this letter.

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 30

4.	Tell us whether you believe the significant drop in your stock price and market capitalization represents a triggering event. Discuss the reasons why you believe your stock price and market capitalization have declined. Describe your policy for evaluating the duration and severity of the decline in your stock price. In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please consider disclosing the following:

•	The reporting until level at which you test goodwill for impairment and your basis for that determination.

January 14, 2009

•

The valuation methodology used to assess an impairment of goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how you determine fair value and why management selected this method as being the most meaningful for the company in preparing the goodwill impairment analysis.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

The Company does not believe it has experienced a triggering event as it has not experienced any of the circumstances that would necessitate a test for impairment prior to its annual test on April 1st. The Company’s market capitalization has declined in part due to the Company’s own repurchases of its stock pursuant to previously announced repurchase programs that have been in place over the past three years. The Company’s market capitalization on April 1, 2008 was $81.6M, on June 30, 2008 was $82.0M and on December 31, 2008 was $77.3M. The Company therefore plans to conduct its annual test per policy and per FAS 142, paragraph 26 on April 1, 2009 unless a triggering event occurs prior to that date. The Company’s stock price has actually not declined. On April 1, 2008, the closing stock price was $4.24, on June 30, 2008 it was $4.29 and on December 31, 2008 it was $4.23. The Company will continue to monitor its market capitalization and the first step outlined in FAS 142 and will make any appropriate disclosure as required.

The Company will consider the listed disclosure suggestions in future filings.

January 14, 2009

Results of Operations

Revenues, page 32

5.	In the narrative that follows the table, expand your discussion to state the reasons for the increase in revenues from your “services and others” line item year-over-year. In addition discuss the reasons for the revenue trends related to sales of your integrated products. Refer to Item 303(a)(3)(iii) of Regulation S-K.

The Company will expand its discussion in future filings to explain that the increase in revenues from “services and others” was because the Company experienced a trend of increased customer demand for consulting services, which caused the Company to increase our Consulting group staff, and resulted in higher revenue being generated for professional services in connection with the license agreements.

Summary Disclosures About Contractual Obligations, page 36

6.	Review your disclosure of contractual obligations so that it provides the information required by Item 303(a)(5) of Regulation S-K, presented in the format set forth in that Item. Specify whether the dollar amounts that you present are in thousands.

In future filings, the Company will specify the dollar amounts are in thousands. The Company has reviewed its disclosure of contractual obligations and will comply with information required by Item 303(a)(5) the format set forth in that item in future filings.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 38

7.

We note your disclosure that your chief executive officer and chief financial officer, “concluded that, as of June 30, 2008, the disclosure controls and procedures were effective to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commissions rules and forms.” Please tell us whether the assessment and conclusion was based on the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future

January 14, 2009

filings, whether your officers also assessed the effectiveness of your disclosure controls and procedures in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is also accumulated and communicated to your management, including your chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure.

This assessment and conclusion was based on the full definition contained in Rule 13a-15(e) and the Company confirms that it will disclose in future filings that its officers also assessed the effectiveness of its disclosure controls and procedures in ensuring that information required to be disclosed in the Company’s Exchange Act reports is also accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Directors, Executive Officers and Corporate Governance

Executive Officers of the Company, page 40

8.	Ensure that you have described the business experience of all executive officers during the past five years. We note that there is a gap in the biography of Mr. Padgett from the time he left Supportkids, Inc. until he joined the company. Refer to item 401(e)(1) of Regulation S-K.

In future filings the Company will disclose that Mr. Padgett was performing independent consulting services from the period of 2003 to 2006 in between his positions at Supportkids, Inc. and the Company. The Company confirms that, other than Mr. Padgett, the biographies of all other executive officers describe the business experience of such officers during the last five years.

Forms 8-K Filed on July 22, 2008, October 2, 2008 and October 21, 2008

9.

We note your presentation of cash and marketable securities per issued and outstanding share. Tell us how you determined that this amount does not represent a non-GAAP measure requiring disclosures pursuant to Item 10(e)(1)(i) of Regulation S-K. Further, tell us how you determined that the presentation of this per-share amount is acceptable as

January 14, 2009

this measure does not appear to depict an amount that accrues directly to shareholders’ benefit. See Question 11 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

The Company confirms that it has ceased presenting cash and marketable securities per issued and outstanding share and that it will not use such measurement in future filings.

10.	We note that a portion of the forward-looking information provided as guidance is in the form of non-GAAP measures. Tell us how you determined that no Item 10(e)(1)(i) of Regulation S-K disclosures are required for these amounts.

The Company has included the Item 10(c)(1)(i) of Regulation S-K in its most recent press release and Form 8-K updating guidance and will include such disclosures on a going forward basis.

11.	In your Form 8-K filed on October 2, 2008 you include non-GAAP financial measures but do not include any of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. While we note that you have referred readers to your July 22, 2008 filing, you are advised that when you elect to present non-GAAP measures they must be accompanied, in that same document, by the disclosures required by Item 10(e)(1)(i). Confirm that you will comply in future filings.

The Company hereby confirms that it will comply with the requirement to include the disclosures required by Item 10(e)(1)(i) in future filings.

Definitive Proxy Statement filed October 8, 2008-12-31

Compensation Committee Interlocks and Insider Participation, page 10

12.

Please confirm, if true, that no executive officer of the company, rather than no member of your Compensation Committee, served as a member of the board of directors or compensation committee of any entity that has one or more

January 14, 2009

executive officers serving as a member of your board of directors or compensation committee. See Item 407(e)(4)(iii) of Regulation S-K. Please also confirm that in future filings you will state any such response in accordance with Item 407(e)(4)(iii).

The Company hereby confirms that no executive officer of the Company served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company’s board of directors or compensation committee. The Company also confirms that it will clarify its disclosure in accordance with Item 407(e)(4) (iii) in future filings.

Executive and Director Compensation

Components of Compensation

Performance Evaluation, page 12

13.	You indicate that you evaluate each named executive officer based on the achievement of Company, departmental and individual goals and objectives, but you do not disclose any goals or objectives other than operating income in connection with annual cash bonuses. You should disclose the Company, departmental and individual goals and objectives established for each element of compensation, and you should also disclose any specific quantitative target levels associated with those goals, or tell us in your response letter your basis for excluding any target levels. If you disclose the target levels, discuss whether, for each NEO, he met those targets, including a discussion of by what margin or amount the targets were, or were not, met. If you do not disclose the targets, discuss how difficult it will be for the executive, or how likely it will be for you, to achieve the undisclosed target level. Refer to Items 402(b)(1)(v), 402(b)(2)(v) and (vii), and Instruction 4 to Item 402(b) of Regulation S-K.

The Company confirms that it will comply with the disclosure requirements in Items 402(b)(1)(v), 402(b)(2)(v) and (vii) in future filings.

January 14, 2009

Determining Market Levels and Specific Comparisons, page 13

14.	We note that, for various reasons, you determined that overall compensation should be substantially similar to previous years. In future filings, as applicable, identify the reasons for this determination. In addition, in future filings, if you do rely on peer group data, ensure that you comply with Item 402(b)(2)(xiv) of Regulation S-K, including identifying the component companies.

The Company confirms that it will provide the requested disclosure and comply with Item 402(b)(2)(xiv) in future filings.

Base Salary, page 13

15.	You state that each NEO’s base pay is set on the basis of general market levels and positioned relative to his total compensation package. In future filings, for each NEO explain how his salary compares to the market and his salary’s relative position to the rest of his compensation package. Further, in your response letter, please advise how and why the compensation committee determined to give each of Mr. Jonkers and Mr. Padgett raises of close to 10% for 2008 and confirm that you will provide similar disclosure in future filings.

In future filings, the Company will explain how each NEO’s salary is determined and positioned relative to his or her total compensation package.

In approving the raises for Mr. Jonkers and Mr. Padgett, the Compensation Committee reviewed their respective base salaries as well as each executive’s experience and responsibilities and determined that based on the Committee members’ experience and judgment, both Mr. Jonkers and Mr. Padgett were underpaid. Such disclosure will be included in future filings.

Annual Cash Bonuses, page 13

16.	We note that the NEOs received cash bonuses for fiscal 2008 based, in part, on an assessment of individual performance. In future filings provide meaningful descriptive information regarding the individual accomplishments that resulted in awards of bonuses or other forms of compensation. Describe the nature of these contributions in a specific but concise manner that will enable shareholders to better understand the nature of the NEO’s accomplishments and how they benefited the company.

January 14, 2009

The Company will provide the requested disclosure in future filings.

17.	We note that the Compensation Committee has the discretion to reduce or augment bonuses, or to adjust plan goals if appropriate. In future filings, please clarify the circumstances that would result in the use of the discretion to reduce or augment bonuses and state whether such discretion has been exercised. In addition, discuss your policies regarding the adjustment of plan goals and the circumstances under which you would exercise this discretion. Refer to Item 402(b)(2)(viii) of Regulation S-K.

The Company will provide the requested disclosure and comply with Item 402(b)(viii) in future filings.

18.	We note your statement that the bonus pool availability is based on meeting or exceeding plan goals. In future filings, state how much of the pool is payable upon meeting targets and how much is payable upon exceeding targets, and by how much the target must be exceeded.

The Company will provide the requested disclosure in future filings.

19.	We note that you fund the bonus pool quarterly. Clarify whether bonuses are also paid quarterly.

Bonuses were also paid quarterly.

January 14, 2009

Long-Term Incentive Compensation, page 14

20.	We note that no long-term incentive awards were made in fiscal 2008. In future filings, affirmatively state whether each NEO received an award for the fiscal year and provide an analysis as to why.

The Company will provide the requested disclosure in future filings.

2008 Summary Compensation Table, page 16

21.	In future filings, for any stock awards, disclose the assumptions used in the valuation. Refer to instructions to Item 402(c)(2)(v) and (vi) of Regulation S-K.

The Company will provide the requested disclosure in future filings.

Attached to this letter is a statement from the Company as requested by the Staff.

Please direct your questions or comments to me at (512) 338-5422 or to Catherine Schnurr at (512) 338-5425. In addition, please provide a facsimile of any additional comments you may have to my attention at (512) 338-5499.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Brian K. Beard
Brian K. Beard

cc:	John Farr (Pervasive)

Randy Jonkers (Pervasive)

Catherine D. Schnurr (Wilson Sonsini Goodrich & Rosati)

EXHIBIT A

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) includes the following sections:

•	Executive Overview that discusses at a high level our business, our operating results and some of the trends that affect our business.

•	Critical Accounting Policies and Estimates that we believe are important to understanding the assumptions and judgments underlying our financial statements.

•

Results of Operations that begins with a table summarizing results of operations expressed as percentages of revenues for the periods presented, followed by a more detailed discussion of our revenue and expenses.

•	Liquidity and Capital Resources which discusses key aspects of our statements of cash flows, changes in our balance sheets and our financial commitments.

You should note that this MD&A discussion contains forward-looking statements that involve risks and uncertainties. Please see the section entitled “Special Note Regarding Forward-Looking Statements” at the end of Item 1(A) for important information to consider when evaluating such statements.

You should read this MD&A in conjunction with the Consolidated Financial Statements and related Notes in Part II, Item 8.

Executive Overview

Our Business

Pervasive Software is a global software and services company focused on helping companies get the most out of their data investments through embeddable data management and agile integration software. Our embeddable Pervasive PSQL database engine allows organizations to successfully embrace new technologies while maintaining application compatibility and robust database reliability in a near-zero database administration environment. Our agile, multi-purpose Pervasive Data Integrator integration platform accelerates the sharing of information between multiple databases, applications, or hosted business systems and allows customers to re-use the same software for diverse integration scenarios.

Our PSQL database products continued to generate approximately two-thirds of our revenue during fiscal year 2008. Channel adoption trends for version 10 of our Pervasive PSQL database have been good since its launch in September 2007, and in June 2008 we released Pervasive PSQL Summit v10.10, which is Microsoft Certified for Windows Server 2008.

Our Integration products continued to generate the remaining one-third of our revenue. These products and services continue to be well-received by our existing and new customers, including end users and commercial software developers alike.

Our solid results in both of our core product lines allow us to continue to fund our commitment to innovation. We will continue to invest in innovation by allocating dedicated funds for research focused on new ways to serve our existing customers and attract new customers. Our innovation efforts in fiscal year 2007 and 2008 resulted in the introduction and further development of three new product and service offerings:

•	Pervasive DataTools—downloadable, subscription-based, functional subsets of our Pervasive Data Integrator product,

•	Pervasive DataSolutions—subscription-based integration as a service delivered on-premises or as a multi-tenant service hosted by Pervasive and potentially by our ISV customers, and

•

Pervasive DataRush—our Java engine and library designed to enable software developers to capture the parallel processing capabilities of multi-core technologies for data-intensive applications, presently at Release Candidate phase and with initial lighthouse customer projects successfully completed.

For more than two decades, Pervasive products have delivered value with a compelling combination of performance, flexibility, reliability and low total cost of ownership. In addition, significant portions of our database and integration flagship product lines are embeddable into commercial applications for sale predominantly to small to mid-sized enterprises (SMEs) through a well-developed channel of independent software vendors (ISVs), Software-as-a-Service (SaaS) vendors, value-added resellers (VARs) and system integrators.

We develop, market, sell and support our offerings worldwide through our principal office in Austin, Texas and through international offices in Brussels, Frankfurt, Paris and London and a joint venture in Japan.

Our Operating Results

Our comparative results for the fiscal year ended June 30, 2008:

•	Revenue was $42.5 million, $40.8 million and $45.6 million in fiscal years 2008, 2007 and 2006, respectively.

•

Net income was $3.0 million, $4.0 million and $4.8 million in fiscal years 2008, 2007 and 2006, respectively. Net income in fiscal 2008 included reduced interest income and an increased income tax provision for a combined net benefit of $0.2 million for the full fiscal year 2008, compared to a combined net benefit of $1.8 million, or $0.08 per share, for the previous fiscal year 2007.

•	Operating income, a financial measure before interest income and taxes, was $2.8 million, $2.2 million and $1.2 million in fiscal years 2008, 2007 and 2006, respectively.

•	We continued to generate positive cash flow from operations in the past three years with $7.9 million in fiscal 2008, ending the year with $44.9 million in cash and marketable securities and no debt.

•

We have acquired significant shares of our common stock over the past three years with approximately 2.2 million shares of Pervasive common stock acquired on the open market at a total cost of approximately $9.2 million in fiscal 2008 alone. Issued and outstanding shares of common stock as of June 30, 2008 totaled approximately 19.1 million.

Market Trends

Over the past 20 years, businesses of all sizes have invested billions of dollars in application software that enabled them to automate and simplify their business processes. As the sales and implementation of these application packages proliferated, including increasingly heterogeneous environments that use both SaaS and on-premises software, organizations have faced increasing data and application infrastructure challenges and an entire software market segment emerged to address these challenges. The past growth of the infrastructure software market in the United States, we believe, can primarily be traced to the demand for technologies that extend the use of established systems, enable the rapid deployment of new applications, and improve the ability to collaborate and communicate with customers and suppliers.

At the same time, we believe that the software markets as a whole are going through a maturation and commoditization phase. As markets mature and commoditize, having a “value” orientation—delivering the highest performance with the lowest TCO—becomes increasingly critical. We believe infrastructure software will be a key ingredient for small to mid-sized businesses and departments within enterprises that seek to integrate and streamline their back-end systems and eliminate delays in the management and execution of critical processes. Infrastructure software includes, among other things, application development tools, integration tools and solutions, business intelligence, database, and security solutions.

We believe that maturation and commoditization trends in the software market, increasing SaaS proliferation, trends in the SME market, and trends in the data and application integration market will favor Pervasive. We believe the market for data infrastructure software, in particular, is experiencing significant market disruption due to the high cost of many competing, more labor-intensive solutions. We further believe well-established value leaders tend to prevail in maturing and cost-sensitive markets, and Pervasive, with its strengths in high-performance, low-cost data management and integration solutions, is well-positioned to benefit from the trends in these markets. In addition, the ability to deliver preconfigured packaged integration solutions offers the opportunity to attract non-technical users and address unmet market needs. While the economic slowdown in the U.S. continues, we believe our value orientation and reputation as an established vendor with highly reliable offerings positions Pervasive to continue to prosper.

Risks to our Success

Risks and uncertainties include, among others, our ability to attract and retain existing and/or new customers; our ability to issue new products or releases of solutions that meet customers’ needs or achieve acceptance by the company’s customers; changes to current accounting policies which may have a significant, adverse impact upon the company’s financial results; the introduction of new products by competitors or the entry of new competitors; our ability to preserve our key strategic relationships; our ability to hire and retain key employees; and economic and political conditions in the US and abroad. All of these factors may result in significant fluctuations in our quarterly operating results and/or our ability to sustain or increase our profitability.

Going Forward

In 2009, the Company will be focused on:

•	the continued marketing of the most recent major release of our embedded database product, Pervasive PSQL Summit v10.10, which is Microsoft Certified for Windows Server 2008;

•	growing the sales of our integration product line both through direct sales and through highly leverageable indirect channels;

•

continuing the investment in new product and service innovation, including the further advancement of our innovation initiatives from fiscal 2008: Pervasive DataSolutions (to take advantage of market trends in Integration-as-a-Service) and Pervasive DataRush (to serve new application development capturing the parallel processing capabilities of new-generation multi-core technologies). We are increasing our innovation investments again in fiscal 2009.

•

and, the continued focus on generating profitable results and positive cash flows, while we look for opportunities to reduce our issued and outstanding shares, putting to work our recently approved $10 million dollar share repurchase program.

We remain committed to a strategic balance of investment in both our flagship and emerging products while also maintaining an intense focus on profitability.

January 14, 2009

Dear Mr. Krikorian:

On behalf of Pervasive Software Inc. (the “Company”), I hereby acknowledge that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Randy Jonkers
Randy Jonkers, Chief Financial Officer